

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2014

<u>Via E-mail</u>
Richard Chiang
Andes 1 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

     Re: Andes 1 Inc.
           Amendment No. 1 to Form 10-12(g)
           Filed August 6, 2014
           File No. 000-55238

Dear Mr. Chiang:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 1A. Risk Factors, page 8</u>

1. We note your response to comment 6 in our letter dated August 5, 2014 and your revised disclosure in the first paragraph of page 24. We reissue our comment. Please include a risk factor under the risk factors section of your registration statement describing the risks you have identified with respect to Mr. Chiang's other business activities which may compete with time commitments allocated toward the Company, potential conflicts that may arise and how that might impact his role with the Company and the business opportunities that he may not present to the Company in favor of the other businesses he manages.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robyn Manuel, Staff Accountant at (202) 551-3823 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director